Filed Pursuant To Rule 433

Registration No. 333-180974

August 28, 2013

“World Gold Council’s Juan Carlos Artigas

on Gold Demand & Gold ETFs” Transcript

The ETF Store Show interview

8.27.13

Nate Geraci: Welcome back to the ETF Store Show, Nate Geraci along with Connor Kelly in studio. Great to have you along with us this morning as we talk gold. And I’m now pleased to have joining us via phone from the World Gold Council, Global Head of Investment Research, Juan Carlos Artigas. Juan Carlos, it’s certainly a pleasure to have you back on the show.

Juan Carlos Artigas: Thank you so much for having me again.

Nate Geraci: Let’s start with your latest Gold Demand Trends report which was just released. And if we look at the data from the second quarter, consumer demand, particularly from China and India, it was extremely strong. What do you make of this given that the price of gold was declining during the first part of the year? Was this simply consumers taking advantage of the drop in the price of gold?

Juan Carlos Artigas: Well, partly it was indeed an opportunity for many consumers and investors around the world to access gold. I mean, but I think it goes beyond that. There is an affinity for gold around the world especially in nation markets. And many of these consumers and many of these investors see gold as a long-term opportunity. Now it is important to mention that it was not only nation but also happening in the U.S. and in Europe and in other parts of the world like Australia. But the point there was that for many investors who think that gold is a good long-term investment or a good long-term purchase, whether it is in the form of jewellery or bars or coins, seeing gold coming down was again an opportunity to enter the market. But it is a reflection of a long term trend in terms of demand.

Nate Geraci: You know I’m curious, when you look at China and India, for example, they seem to be historically big purchasers of gold at the consumer level. Especially when compared to let’s say the United States. Why is that?

Juan Carlos Artigas: Yeah, that’s a very good point. In fact, India and China make up for, you know, 50 to 60 percent of global gold consumption, as you said at the consumer level. So it is worth noting really you know how Indian and Chinese consumers and investors alike relate to gold. And I think it goes back to a cultural affinity. There are a lot of reasons why gold is significant. Part is because of tradition, history, and religion. But it is also because it is something that is available and accessible. People understand that it preserves value over really long periods of time. So it is something that they can really relate to. It is a real asset, it is something that they can hold, and that they can transfer from generation to generation. And it has been for them a way to preserve wealth and capital.

Nate Geraci: I guess when you look at the United States and go back and look at the demand in China and India is there sort of a learning curve here still in the United States for consumers to understand perhaps the long term value of gold?

Juan Carlos Artigas: Yeah, I think it is a combination of many things. It is also the fact that in the U.S. investors have been used to investing in stocks and bonds and have access to many parts of capital markets. And gold to some seems like an old asset, maybe they have used in the past and is no longer needed. So as investors continue to be more familiar with gold and what it does and perhaps the benefits it can bring to a portfolio, they’ve become perhaps more interested into the asset class. So in part it is because they haven’t been exposed to investing in gold for quite a long time. You know gold fell out of favour for a couple of decades back in the 80s. And you know it really started to get traction again in the early 2000s, so part of it is familiarity and understanding more than anything of what gold does.

Nate Geraci: Okay if we move away from consumer demand and look at central bank purchases in the second quarter? Central banks were net buyers of gold for the tenth consecutive quarter. Is the main driver here still diversification of reserves primarily away from the U.S. dollar?

Juan Carlos Artigas: That’s absolutely correct. It has to do with diversification, and I think it’s a very interesting trend. First of all, you’re talking about 10 consecutive quarters, but barring a very small net sale back in the fourth quarter of 2010, central banks have been net buyers for almost four years going back to the second quarter in 2009. So it has been a very consistent trend. And you know that trend is the combination of two things, European central banks slowing down their sales. European central banks sold gold for quite some time for a few decades. Because when Bertam Woods was the system that helped link currencies around the world, central banks held a lot of gold. So they slowed down some of those sales after selling for about two decades. At the same time, as a source of diversification, it was a way for them to diversify for them only holding gold. And in emerging markets over the past several years realized that they had a lot of exposure to the dollar and they needed to diversify as well. So they start to acquire gold. So as Europeans start to slow down their sales and emerging markers start to increase their purchase the net effect is that everybody looking for diversification, the net effect again is an increase in demand for gold from central banks.

Nate Geraci: We’re visiting with Juan Carlos Artigas, Global Head of Investment Research at the World Gold Council. You can visit their website at gold.org. Juan Carlos, I want to now talk about gold ETFs and the impact that they can have on gold demand particularly if you look back at the second quarter. And I think the average retail investor, they turn on CNBC or Bloomberg, and they hear about someone like John Paulson selling 12 million shares of GLD worth some 1.4 billion dollars. And they hear of some of these other large hedge funds unloading gold ETFs. How big of an impact do these gold ETFs have on the gold supply demand equation?

Juan Carlos Artigas: Yeah that’s a very, very important question to ask. And something that most investors do not really realize, especially because we’re flooded with information about ETFs, something in the U.S. that I think is very easy to access. We turn on the monitors, turn on the TV, and they all are always talking about ETFs. I think sometimes the amount of demand coming from ETFs seems to be much larger than it actually is. Let me start by saying that I think ETFs are a very important part of the gold market, because they have democratized access to gold for many investors and many investors have indeed chosen to use them to access gold. But when you look at the big picture, ETF demand, so gold demand coming from gold backed ETFs, amounts for only about 10 percent of global gold demand on average for the past several years. It is not the largest amount, again people tend to think that ETFs are a much larger percentage, when in fact again, ETFs collectively make up no more than 10 percent of demand. It is an important amount, but it is not the only one. So what happens is that at the same time that you are hearing this news from ETFs in the U.S., and some of it as well in Europe, you also hear a lot of demand, physical demand, from consumers in terms of jewellery, and bars, and coins from Asia, Europe and the U.S. as we discussed earlier in the show. And therefore, you can see how these balance each other out. So going back to your question, ETFs form an important part of the gold market, but they are one part of a more interesting and rich market in which investors can access gold via multiple vehicles.

Nate Geraci: Any thoughts at all on perhaps why the financial media plays up some of these big ETF buys or sells from some of the large hedge funds?

Juan Carlos Artigas: Well I think it’s fairly natural because we’re in the U.S. and looking at U.S. news and these are many funds that are based in the U.S. and ETF data is very transparent and very frequent, it updates pretty much every day so people can see exactly what is going on. For some of the transactions that happen on bars, coins, jewellery and other products in the gold market, you don’t see data every day. You have to wait a little bit to get into the market. So for some people following financial news, they might not necessarily want to wait so long or they don’t pay attention to the market. As we were talking about earlier, it’s also part of education. Many investors tend to think that the only part of the gold market that matters is U.S. investment. When in fact U.S. investors are an important part, but they are not the largest portion. So I think that that’s the reason why.

Nate Geraci: Juan Carlos, while we are talking gold ETFs one thing I did want to hit on this morning was the integrity of these ETFs, and even though physically backed gold ETFs, they’ve been around for almost 10 years now, and an ETF like GLD is one of the largest ETFs out there, there’s a fairly vocal minority that claims gold ETFs aren’t safe because they don’t actually have the physical gold they say they do and that investors would be better off owning physical gold bars and coins. Now, I know you can’t speak directly on behalf of the gold ETF providers and comment on what their ETFs may or may not hold, but I guess I would be interested in just your general thoughts on this particular concern.

Juan Carlos Artigas: No look, I think that it is fair to say that the gold market is deep and liquid, there are multiple ways to access gold, and investors choose whatever they feel more comfortable with and whatever they think is more convenient in terms of cost and in terms of perhaps the perception they have on the vehicle they choose. Now, gold ETFs have democratized the access to gold for many investors, for many are a very cost effective way to access gold and time and time again there’s always going to be people who are not familiar with the mechanics and don’t necessarily feel comfortable, but at the same time you do have about 2,000 tons of gold held by gold-backed ETFs around the world, in which investors have felt very, very comfortable. To give you a little bit of perspective, the World Gold Council has been involved in the introduction of gold-backed ETFs into the market, as a way to give access to many investors. You know we know how many of these funds work and as you may know the World Gold Council is the sponsor of GLD in particular. So the point here is to say that many of these sponsors – and we track most of the major gold-backed ETFs that are fully backed by gold—and you will see in the prospectus how they are constructed, and in particular, for example if we talk about an ETF like GLD, you have to be able to create shares or to issue shares, the outsource participants who co-act as the primary market need first to have gold to back it. And this is audited twice a year and there is you know a lot of information on the prospectuses on respective websites about these, but I think to give you a very clear example, in April 12 through 15 when the price of gold dropped substantially, it was a large move by any means, all gold-backed ETFs did what they were supposed to do and I think that’s a clear indication that even in a market disruption of such a large amount you still have a functioning mechanism and they are doing what they are supposed to do and you don’t see anything that suddenly blows up or creates a necessarily negative impact. You know, if you didn’t have a solid structure probably you would have seen a type of crack or type of bad signal coming out of there. So, going back to this point, gold-backed ETFs can be a very viable instrument and a viable vehicle for most investors, however, the gold market is not only gold-backed ETFs, there are many other ways to access it and for those investors who don’t want to access gold-backed ETFs, they still have a ton of options.

Nate Geraci: Lastly here this morning, I do want to briefly talk about the investment case for gold moving forward. If we look back over the past several years, I do think one of the biggest drivers of gold has obviously been the easy money polices of central banks around the world—and in particular the Federal Reserve. I think investors have viewed gold as protection against currency devaluation. Moving forward, if these predictions of a continued U.S. economic recovery are accurate and the Fed does move forward with some form of tapering and perhaps interest rates continue to rise, in your opinion, what would be the investment case for owning gold?

Juan Carlos Artigas: The investment case for gold doesn’t rest only on quantitative easing or aggressive monetary policies. That’s part of the equation and that’s what makes gold a robust asset to have in a portfolio. Gold has a dual nature, it’s a consumption good, but it’s also an investment. And because of that there are sometimes that in which growth—economic growth and expansion, does support the demand for gold in terms of jewellery, in terms of more savings and we have seen—we don’t have to come up with a different scenario. If we go back to the beginning of the year, we have periods in which U.S. interest rates were going up and you had gold prices going up as well. And the reason why was because you still had an economy that was globally expanding especially in emerging markets. And many people were buying gold not only as a way of luxury but also a way of savings. And the more income you have the more you can save. As we were saying also before, the U.S. is one portion of the gold market, but it’s not the largest portion. So U.S. demand overall makes up overall 10 percent of global gold demand. So the effect of only U.S. interest rates does not necessarily capture what mechanics and what dynamics are happening in the rest of the world. And you know at the same time that the Fed may start tapering off some [inaudible] policies and eventually raise rates, you still have demand coming from many other parts of the world and you don’t know exactly what economic environment will be there and what central banks are going to be there. More importantly, perhaps one of the reasons for holding gold is that of risk management. It is to protect against tail events. And you cannot predict that, investors you know were not really well equipped to predict certain events of that nature. And one of the reasons you buy gold is in case some of these materialize; you have a cushion in your portfolio. You have something to balance your portfolio out— so it is not only about quantitative easing. Now it is true that gold hedges against currency devaluation and against higher inflation, but even if the dollar were to strengthen on a short-term or medium-term basis relative to other currencies, we know that there are certain structural issues unfortunately with the dollar and certain changes that are happening globally that are putting more weight to other currencies so it’s not that the dollar will not be an important currency, it will continue to be I’m sure it will be for many, many, many years to come, but it will not be the only one as it was perhaps 10 or 15 years ago.

Nate Geraci: Juan Carlos, as always, just an excellent perspective on gold. Thank you for joining us this morning. We certainly appreciate your time.

Juan Carlos Artigas: Thank you so much for having me again.

Nate Geraci: That was Juan Carlos Artigas, Global Head of Investment Research at the World Gold Council. Again, you can visit their website at gold.org.

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